Mail Stop 3561

October 23, 2009

James P. Torgerson
President and Chief Executive Officer
UIL Holdings Corporation
157 Church Street
New Haven, CT 06506

      Re: UIL Holdings Corporation
           Form 10-K for the fiscal year ended December 31, 2008
           File No. 1-15052

Dear Mr. Torgerson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director